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                            SECURITIES AND EXCHANGE
                                   COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the Month of December 2003

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X   Form 40-F
                                   -----           -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                               Yes       No   X
                                   -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.
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Debt to equity Swap for Ssangyong Cement Industrial by Chohung Bank

Since early 2001, creditors committees of Ssanyong Group has been participating in the workout program of the Group in which Ssangyong Cement Industrial Co., Ltd. ("Ssangyong Cement Industrial") is one of the member companies. Chohung Bank, our major banking subsidiary is the largest creditor of Ssangyong Cement Industrial and, as such, is the lead creditor bank under the workout program applicable to Ssangyong Group Companies.

Pursuant to the terms and schedule of workout program of Ssangyong Cement Industrial, Chohung Bank decided to conduct debt-to-equity swap in December 2003. The followings are the details of debt-to-equity swap of Ssangyong Cement Industrial executed by Chohung Bank.

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
1. Total Amount of Debt-to-Equity Swap :                   KRW 184,000,000,000

2. Total number of shares held by Chohung Bank
   after Debt-to-Equity Swap :                             36,800,000 shares
   * Convertible bonds were converted to common shares

3. Equity ownership in Ssangyong Cement
   after Debt-to-Equity Swap :                             14.65%

4. Conversion Price:                                       KRW 5,000 per share

5. Effective Date for the Debt-to-Equity Swap :            December 30, 2003

6. Date of Approval :                                      December 29, 2003
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            SHINHAN FINANCIAL GROUP CO., LTD.


                                            By       /s/ Byung Jae Cho
                                            ------------------------------------
                                            Name:  Byung Jae Cho
                                            Title: Chief Financial Officer

Date : December 31, 2003